United States securities and exchange commission logo





                                July 26, 2021

       JuE Wong
       Chief Executive Officer
       Olaplex Holdings, Inc.
       1187 Coast Village Rd, Suite 1-520
       Santa Barbara, CA 93108

                                                        Re: Olaplex Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 28,
2021
                                                            CIK No. 0001868726

       Dear Ms. Wong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 16 that you will be a controlled company following the completion of the
offering. Please include similar disclosure on the cover page of your prospectus and cover
page disclosure that identifies the controlling shareholder and the shareholder's total
voting power and, if true, that you do not intend to comply with certain corporate governance
requirements.
       Market and Industry Data, page i

   2. Please identity the "leading global consulting firm" that conducted the April 2021 study. Please also file
that entity's consent as an exhibit to the registration statement as
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FirstName  LastNameJuE
Olaplex Holdings, Inc. Wong
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         required by Section 7 of the Securities Act and Securities Act Rule
436. Alternatively,
         please tell us why a consent is not required to be filed.
Prospectus Summary
Commitment to Social and Environmental Consciousness, page 4

3. Please provide the basis for your belief that "between 2015 to 2021 [you] prevented approximately 23 million pounds of greenhouse gas from being emitted into the environment, conserved approximately 37 million gallons of water and saved approximately 29,000 trees from deforestation, as compared to manufacturing, packaging and distribution alternatives."
Our Corporate Structure, page 11

4. Please also provide a chart which illustrates your ownership structure prior to giving effect to the Reorganization and this offering.
Summary Consolidated Financial and Other Data, page 17

5. Please tell us what consideration you gave to also reflecting pro forma earnings per share information to reflect the Reorganization. Refer to Rule 11-02 of Regulation S-X.
6. We note that in December 2020 a cash distribution was made to all holders of Class A common units of Penelope Group Holdings in the aggregate amount of $470 million. We also note that this distribution amount significantly exceeds your earnings for the year ended December 31, 2020. In this regard, we remind you of the pro forma per share disclosure requirements of SAB Topic 1:B.3.
7. Please disclose in the notes how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, we would expect significant assumptions and estimates to be used in determining the amounts related to the Tax Receivable Agreement.
8.       In regards to the Reorganization, please address the following:
             For the conversion of all outstanding Class A Units of Penelope Group Holdings into shares of common stock of Olaplex Holdings, please confirm that the same exchange ratio will be used for all existing holders. If not, please disclose your accounting for any preferential rights or beneficial conversion features;
             Please clarify whether anyone who was not an existing owner of Penelope Group
              Holdings will receive common stock shares of Olaplex Holdings as part of this
              Reorganization. If so, please tell us the terms under which these shares will be given to these non-existing owners, including if any consideration will be paid;
             For the conversion of all outstanding time-based and performance-based options into options to purchase shares of common stock of Olaplex Holdings, please clarify how the conversion terms as well as adjustment to exercise price will be determined; and
             We note that the Reorganization will also include each outstanding cash-settled unit
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FirstName  LastNameJuE
Olaplex Holdings, Inc. Wong
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              of Penelope Holdings Corp. becoming a cash-settled unit of Olaplex Holdings based on your disclosures on page ii. Please clarify how these units are reflected in the pro forma information provided.
Risk Factors
Our restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes..., page 55

9. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Use of Proceeds, page 66

10. As you currently do not have specific plans for the use of a significant portion of the proceeds you will receive from this offering, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis
Results of Operations, page 81

11. We note that net sales increased $134 million, or 90%, to $282.3 million in the year ended
         December 31, 2020 primarily driven by volume through the addition of new customers across all channels, increased velocity of existing products, and the launch of new products. Please separately quantify the extent to which changes in revenues are attributable to increases in the volume sold from changes due to the introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K. Liquidity and Capital Resources Requirements, page 87

12. Please expand your discussion to address the Tax Receivable Agreement, including estimated payments and how you intend to fund the required payments under the agreement. In this regard, we note your statements that you expect the future payments under the agreement may be substantial.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 92

13. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including share-based compensation.
Intellectual Property, page 107

14. Please revise your intellectual property disclosure to clearly describe on an individual or
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FirstName  LastNameJuE
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         patent family basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent. We note your disclosure on page 2 that your "proprietary, patent protected ingredient, Bis-aminopropyl diglycol dimaleate ("Bis-amino"), serves as the common thread across [y]our products"
         and that "[u]nderpinning [y]our product range is a portfolio of more than 100 patents[.]" In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included. We also note from public sources that two of your patents may have been invalidated. Please advise or provide appropriate disclosure in this regard.
General, page F-1

15. Please tell us what consideration you gave to providing the financial statements of the registrant, Olaplex Holdings, Inc.
Note 1 - Nature of Operations and Basis of Presentation, page F-8

16. The predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and the intellectual property operations of LIQWD,
         Inc. Please better clarify in your disclosures, how you determined which assets, liabilities, and operations of LIQWD, Inc. should be provided in the predecessor period. Please also help us understand the significance of the the intellectual property operations of LIQWD,
         Inc. in terms of total revenues and assets.
17. We note that the financial statements provided are for Penelope Holdings Corp. and subsidiaries. The registrant, Olaplex Holdings, Inc., will hold 100% of the economic equity interests in Penelope Group Holdings. Aside from their interests in Penelope
         Holdings Corp., please confirm there are no other assets, liabilities or operations of
         Penelope Group Holdings.
Debt Issuance Costs, page F-11

18. Issued discount costs incurred in connection with the issuance of long-term debt are deferred and amortized over the life of the associated debt instrument on a straight-line basis which you note approximates the effective interest method. Third-party issue costs are deferred and amortized over the life of the associated debt instrument on a straight-line basis. In regards to these third-party issue costs, it is not clear what your basis is for using the straight-line versus effective interest pursuant to ASC 835-30-35 including if you have determined that the straight-line method approximates the effective interest method in a similar manner to discount costs. Please advise or further clarify your disclosures.
Revenue Recognition, page F-12

19. Revenues include any taxes assessed on your total gross receipts for which you have the primary responsibility to pay the tax. Please better clarify the nature of the taxes that you are collecting and including in revenues and correspondingly clarify where the payments
 JuE Wong
Olaplex Holdings, Inc.
July 26, 2021
Page 5
      are being reflected as the taxes are paid.
Note 5 - Business Combinations , page F-18

20. Please revise to disclose the methodologies and assumptions used to determine the fair value of the identifiable intangible assets. In addition, disclose how you determined their estimated useful lives.
General

21. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
       You may contact Nudrat Salik at 202-551-3692 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameJuE Wong
                                                            Division of
Corporation Finance
Comapany NameOlaplex Holdings, Inc.
                                                            Office of Life
Sciences
July 26, 2021 Page 5
cc:       Craig Marcus, Esq.
FirstName LastName